Exhibit 99.1

Randgold & Exploration Company Limited Receives Notice From Nasdaq Regarding Potential Delisting For Failure to File Report on Form 20-F; Intends to Appeal

Randgold & Exploration Company today announced that on July 18, 2005, the Company received a notice from the Nasdaq staff indicating that the Company is not in compliance with Nasdaq’s requirements for the continued listing due to the failure to timely file its Form 20-F for the year ended December 31, 2004, as required under Marketplace Rule 4310(c)(14) and that therefore its securities are subject to delisting from The Nasdaq Stock Market. The notice does not by itself result in immediate delisting of the Company’s securities.

The Company expects to make a timely request for a hearing with the Nasdaq Listing Qualifications Panel to review the Nasdaq staff’s determination which will stay the delisting pending the hearing and a determination by the Nasdaq Listing Qualifications Panel. There can be no assurance that the Nasdaq Listing Qualifications Panel will grant the Company’s request for continued listing.

The Form 20-F for the year ended December 31, 2004 has been delayed pending completion of its financial statements. As previously indicated, the Company has experienced delays in obtaining information necessary to finalize its audited financial statements and to analyze the financial statements. The Company is working diligently to complete its audited financial statements and will file its Form 20-F as soon as practicable thereafter

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this announcement, as well as oral statements that may be made by the Company’s officers, directors or employees acting on its behalf related to such information, contain “forward-looking statements” regarding the Company’s operations, economic performance and financial condition within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements.” This includes those concerning the economic outlook for the mining industry, expectations regarding commodity prices, the completion and commencement of commercial operations of certain of the Company’s exploration and production investments, its liquidity, and capital resources and expenditure. Although the Company is of the opinion that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, this could be as a result in changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in Item 3 of the Company’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements.